

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2016

Via E-mail
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

> **Re: Landbay Inc**
> **Amended Registration Statement on Form S-1**
> **Filed November 7, 2016**
> **File No. 333-210916**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2016 letter.

Independent Accountants' Audit Report

1. Your auditors indicate that their audit was conducted in accordance with accounting standards generally accepted in the United States of America, rather than standards of the Public Company Accounting Oversight Board (United States). In your next amendment, please have your auditor revise their audit report to comply with PCAOB AS 3101: Reports on Audited Financial Statements. Please also revise the report so that it references the period from January 28, 2016 (inception) to March 31, 2016, rather than the year ended March 31, 2016.

<u>Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,
page 22</u>

2. You appear to have recently changed auditors. In your next amendment, please provide
the disclosures required by Item 304 of Regulation S-K.

<u>Exhibit 23</u>

3. Please ask your auditors to revise their consent to include the wording that is missing
from the second sentence.

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other
questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining